                         (POLARIS SELECT INVESTOR LOGO)
                                   PROSPECTUS
                                NOVEMBER 3, 2014

               FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
                               issued by Depositor
                     AMERICAN GENERAL LIFE INSURANCE COMPANY
             in all states except in New York where it is issued by
        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                               in connection with
                            VARIABLE SEPARATE ACCOUNT
                                       and
                          FS VARIABLE SEPARATE ACCOUNT


This variable annuity has many investment choices - Variable Portfolios (which are subaccounts of the separate account) and available Fixed Account options. Each Variable Portfolio invests exclusively in shares of one of the Underlying Funds listed below. The Underlying Funds are part of the AIM Variable Insurance Funds (Invesco Variable Insurance Funds), American Funds Insurance Series, Anchor Series Trust, BlackRock Variable Series Funds, Inc, Columbia Funds Variable Series Trust II, Franklin Templeton Variable Insurance Products Trust, Goldman Sachs Variable Insurance Trust, Ivy Funds Variable Insurance Portfolios, Lord Abbett Series Fund, Inc., Neuberger Berman Advisers Management Trust, PIMCO Variable Insurance Trust, Seasons Series Trust, SunAmerica Series Trust, The Universal Institutional Funds, Inc. and VALIC Company I.

Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the variable annuity, including a description of all material features of the contract.

IF YOU ARE CONSIDERING FUNDING A TAX-QUALIFIED RETIREMENT PLAN (E.G., IRAS, 401K OR 403B PLANS) WITH AN ANNUITY, YOU SHOULD KNOW THAT AN ANNUITY DOES NOT PROVIDE ANY ADDITIONAL TAX DEFERRAL TREATMENT OF EARNINGS BEYOND THE TREATMENT PROVIDED BY THE TAX-QUALIFIED PLAN ITSELF. YOU SHOULD FULLY DISCUSS THIS DECISION WITH YOUR FINANCIAL REPRESENTATIVE.

To learn more about the annuity offered in this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated November 3, 2014. The SAI has been filed with the United States Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. For a free copy of the SAI, call us at (800) 445-7862 or write to us at our Annuity Service Center, P.O. Box 15570, Amarillo, Texas 79105-5570.

In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by the Company.

VARIABLE ANNUITIES INVOLVE RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, NOR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

UNDERLYING FUNDS:                                                 MANAGED BY:
     Aggressive Growth                                            Wells Capital Management Incorporated
     Alliance Growth                                              AllianceBernstein L.P.
     American Funds Asset Allocation SAST                         Capital Research and Management Company(1)
     American Funds Global Growth SAST                            Capital Research and Management Company(1)
     American Funds Growth SAST                                   Capital Research and Management Company(1)
     American Funds Growth-Income SAST                            Capital Research and Management Company(1)
     American Funds Capital Income Builder                        Capital Research and Management Company
     AMT Absolute Return Multi-Manager Portfolio                  NB Alternative Investment Management LLC
     Asset Allocation                                             Edge Asset Management, Inc.
     Asset Allocation: Diversified Growth                         Putnam Investment Management, LLC
     Balanced                                                     J.P. Morgan Investment Management Inc.
     BlackRock Global Allocation V.I. Fund                        BlackRock Advisors, LLC
     BlackRock iShares Alternative Strategies V.I. Fund           BlackRock Advisors, LLC
     BlackRock iShares Dynamic Allocation V.I. Fund               BlackRock Advisors, LLC
     BlackRock iShares Dynamic Fixed Income V.I. Fund             BlackRock Advisors, LLC
     BlackRock iShares Equity Appreciation V.I. Fund              BlackRock Advisors, LLC
     Blue Chip Growth                                             Massachusetts Financial Services Company
     Capital Appreciation                                         Wellington Management Company, LLP
     Capital Growth                                               The Boston Company Asset Management, LLC
     Cash Management                                              BofA Advisors, LLC
     Columbia Variable Portfolio -- Emerging Markets Bond Fund    Columbia Management Investment Advisers, LLC
     Columbia Variable Portfolio -- Limited Duration Credit Fund  Columbia Management Investment Advisers, LLC
     Corporate Bond                                               Federated Investment Management Company
     Davis Venture Value                                          Davis Selected Advisers, L.P.
     Diversified Fixed Income                                     PineBridge Investments LLC and Wellington
                                                                    Management Company, LLP
     "Dogs" of Wall Street                                        SunAmerica Asset Management, LLC
     Emerging Markets                                             J.P. Morgan Investment Management Inc.
     Equity Opportunities                                         OppenheimerFunds, Inc.
     Focus Growth                                                 Janus Capital Management LLC and Marsico
                                                                  Capital
                                                                    Management, LLC
     Focus Value                                                  Northern Trust Investments Inc. and J.P.
                                                                  Morgan
                                                                    Investment Management Inc.
     Foreign Value                                                Templeton Investment Counsel, LLC
     Franklin Founding Funds Allocation VIP Fund                  Franklin Templeton Services, LLC
     Franklin Income VIP Fund                                     Franklin Advisers, Inc.
     Franklin Strategic Income VIP Fund                           Franklin Advisers, Inc.
     Fundamental Growth                                           Wells Capital Management Incorporated
     Global Bond                                                  Goldman Sachs Asset Management International
     Global Equities                                              J.P. Morgan Investment Management Inc.
     Goldman Sachs Global Markets Navigator Fund                  Goldman Sachs Asset Management, L.P.
     Goldman Sachs Multi-Strategy Alternatives Portfolio          Goldman Sachs Asset Management, L.P.
     Goldman Sachs Strategic Income Fund                          Goldman Sachs Asset Management, L.P.
     Government and Quality Bond                                  Wellington Management Company, LLP
     Growth                                                       Wellington Management Company, LLP
     Growth-Income                                                J.P. Morgan Investment Management Inc.
     Growth Opportunities                                         Invesco Advisers, Inc.
     High-Yield Bond                                              PineBridge Investments LLC
     International Diversified Equities                           Morgan Stanley Investment Management Inc.
     International Equity                                         Janus Capital Management LLC, Lord, Abbett &
                                                                  Co. LLC and
                                                                    PineBridge Investments, LLC
     International Growth and Income                              Putnam Investment Management, LLC
     Invesco V.I. American Franchise Fund                         Invesco Advisers, Inc.
     Invesco V.I. Balanced-Risk Allocation Fund                   Invesco Advisers, Inc.
     Invesco V.I. Comstock Fund                                   Invesco Advisers, Inc.
     Invesco V.I. Growth and Income Fund                          Invesco Advisers, Inc.
     Ivy Funds VIP Asset Strategy                                 Waddell & Reed Investment Management Company
     Large Cap Growth                                             Goldman Sachs Asset Management, L.P., Janus
                                                                  Capital
                                                                    Management LLC and SunAmerica Asset
                                                                  Management, LLC


(Underlying Funds continued on next page)

UNDERLYING FUNDS:                                                 MANAGED BY:
     Large Cap Value                                              T. Rowe Price Associates, Inc., Wellington
                                                                  Management
                                                                    Company, LLP and SunAmerica Asset
                                                                  Management, LLC
     Lord Abbett Bond Debenture                                   Lord, Abbett & Co. LLC
     Lord Abbett Fundamental Equity                               Lord, Abbett & Co. LLC
     Lord Abbett Growth and Income                                Lord, Abbett & Co. LLC
     Lord Abbett Short Duration Income                            Lord, Abbett & Co. LLC
     Managed Allocation Balanced                                  Ibbotson Associates, Inc.
     Managed Allocation Growth                                    Ibbotson Associates, Inc.
     Managed Allocation Moderate                                  Ibbotson Associates, Inc.
     Managed Allocation Moderate Growth                           Ibbotson Associates, Inc.
     Marsico Focused Growth                                       Marsico Capital Management, LLC
     MFS Massachusetts Investors Trust                            Massachusetts Financial Services Company
     MFS Total Return                                             Massachusetts Financial Services Company
     Mid-Cap Growth                                               J.P. Morgan Investment Management Inc.
     Mid Cap Growth                                               T. Rowe Price Associates, Inc., Wellington
                                                                  Management
                                                                    Company, LLP and SunAmerica Asset
                                                                  Management, LLC
     Mid Cap Value                                                Goldman Sachs Asset Management, L.P., Lord,
                                                                  Abbett & Co. LLC
                                                                    and SunAmerica Asset Management, LLC
     Multi-Asset                                                  Wellington Management Company, LLP
     Natural Resources                                            Wellington Management Company, LLP
     PIMCO All Asset Portfolio                                    Pacific Investment Management Company LLC
     PIMCO Emerging Markets Bond Portfolio                        Pacific Investment Management Company LLC
     PIMCO Unconstrained Bond Portfolio                           Pacific Investment Management Company LLC
     Real Estate                                                  Pyramis Global Advisors, LLC
     Real Return                                                  Wellington Management Company, LLP
     Small & Mid Cap Value                                        AllianceBernstein L.P.
     Small Cap                                                    ClearBridge Investments, LLC, J.P. Morgan
                                                                  Investment
                                                                    Management Inc. and SunAmerica Asset
                                                                  Management, LLC
     Small Company Value                                          Franklin Advisory Services, LLC
     Stock                                                        T. Rowe Price Associates, Inc.
     SunAmerica Dynamic Allocation Portfolio                      SunAmerica Asset Management, LLC and
                                                                    AllianceBernstein L.P.
     SunAmerica Dynamic Strategy Portfolio                        SunAmerica Asset Management, LLC and
                                                                    AllianceBernstein L.P.
     Technology                                                   Columbia Management Investment Advisers, LLC
     Telecom Utility                                              Massachusetts Financial Services Company
     Total Return Bond                                            Pacific Investment Management Company LLC
     UIF Global Infrastructure Portfolio                          Morgan Stanley Investment Management Inc.
     VALIC Company I Mid Cap Index Fund                           SunAmerica Asset Management, LLC
     VALIC Company I Nasdaq-100 Index Fund                        SunAmerica Asset Management, LLC
     VALIC Company I Small Cap Index Fund                         SunAmerica Asset Management, LLC
     VALIC Company I Stock Index Fund                             SunAmerica Asset Management, LLC
     VALIC Company I Global Social Awareness Fund                 SunAmerica Asset Management, LLC
     VALIC Company I International Equities Index Fund            SunAmerica Asset Management, LLC
     VCP Managed Asset Allocation SAST Portfolio                  Capital Research and Management Company(1)
     VCP Total Return Balanced Portfolio                          Pacific Investment Management Company LLC
     VCP Value Portfolio                                          Invesco Advisers, Inc.



(1) Capital Research and Management Company manages the corresponding Master Fund (defined under "Glossary" below) in which the Underlying Fund invests. The investment adviser of the Feeder Funds is SAAMCo.





                                        3

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                                   HIGHLIGHTS
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The Polaris Select Investor Variable Annuity is a contract between you and the
Company. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in a variety of Variable Portfolios and Fixed Accounts, if available. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving annuity income payments from your annuity to help provide for your retirement.

FREE LOOK: You may cancel your contract within 10 days after receiving it (or whatever longer period is required in your state), and not be charged a withdrawal charge. You will receive whatever your contract is worth on the day that we receive your request. The amount refunded may be more or less than your original Purchase Payments. We will return your original Purchase Payments if required by law. PLEASE SEE FREE LOOK IN THE PROSPECTUS.


EXPENSES: There are fees and charges associated with the contract. Each year, we deduct a $50 contract maintenance fee from your contract, which may be waived if contract value is $75,000 or more. We also deduct separate account charges which equal 1.10% annually of the average daily value of your contract allocated to the Variable Portfolios. If you elect certain optional features, we may charge additional fees. Your contract provides for a free withdrawal amount each year. A separate withdrawal charge schedule applies to each Purchase Payment. After a Purchase Payment has been in the contract for 5 complete years, a withdrawal charge no longer applies to that Purchase Payment. The withdrawal charge percentage declines over time for each Purchase Payment in the contract. There are investment management fees and other expenses of the Underlying Funds on amounts invested in the Variable Portfolios including 12b-1 fees of up to 0.25%. PLEASE SEE FEE TABLE, PURCHASING A POLARIS SELECT INVESTOR VARIABLE ANNUITY, FREE WITHDRAWAL AMOUNT AND EXPENSES IN THE PROSPECTUS.



ACCESS TO YOUR MONEY: You may withdraw money from your contract during the Accumulation Phase. If you make a withdrawal, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Annuity income payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. As noted above, a withdrawal charge may apply. PLEASE SEE ACCESS TO YOUR MONEY AND TAXES IN THE PROSPECTUS.

DEATH BENEFIT: A standard death benefit is available and in addition, an optional death benefit is available for an additional fee. These benefits are payable to your Beneficiaries in the event of your death during the Accumulation Phase. PLEASE SEE DEATH BENEFITS IN THE PROSPECTUS.

ANNUITY INCOME OPTIONS: When you switch to the Income Phase, you can choose to receive annuity income payments on a variable basis, fixed basis or a combination of both. You may also choose from five different annuity income options, including an option for annuity income that you cannot outlive. PLEASE SEE ANNUITY INCOME OPTIONS IN THE PROSPECTUS.

INQUIRIES: If you have questions about your contract, call your financial representative or contact us at Annuity Service Center, P.O. Box 15570, Amarillo, Texas 79105-5570. Telephone Number: (800) 445-7862 and website (www.aig.com/annuities). PLEASE SEE ALLOCATION OF PURCHASE PAYMENTS IN THE PROSPECTUS FOR THE ADDRESS TO WHICH YOU MUST SEND PURCHASE PAYMENTS.


PLEASE SEE APPENDIX A - STATE CONTRACT AVAILABILITY AND/OR VARIABILITY FOR MATERIAL STATE SPECIFIC INFORMATION.


THE COMPANY OFFERS SEVERAL DIFFERENT VARIABLE ANNUITY CONTRACTS TO MEET THE DIVERSE NEEDS OF OUR INVESTORS. OUR CONTRACTS MAY PROVIDE DIFFERENT FEATURES, BENEFITS, PROGRAMS AND INVESTMENT OPTIONS OFFERED AT DIFFERENT FEES AND EXPENSES. WHEN WORKING WITH YOUR FINANCIAL REPRESENTATIVE TO DETERMINE THE BEST PRODUCT TO MEET YOUR NEEDS, YOU SHOULD CONSIDER AMONG OTHER THINGS, WHETHER THE FEATURES OF THIS CONTRACT AND THE RELATED FEES PROVIDE THE MOST APPROPRIATE PACKAGE TO HELP YOU MEET YOUR RETIREMENT SAVINGS GOALS.

IF YOU WOULD LIKE INFORMATION REGARDING HOW MONEY IS SHARED AMONG OUR BUSINESS PARTNERS, INCLUDING BROKER-DEALERS THROUGH WHICH YOU MAY PURCHASE A VARIABLE ANNUITY AND RECEIVED FROM CERTAIN INVESTMENT ADVISERS OF THE UNDERLYING FUNDS, PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

PLEASE READ THIS PROSPECTUS CAREFULLY FOR MORE DETAILED INFORMATION REGARDING THESE AND OTHER FEATURES AND BENEFITS OF THE CONTRACT, AS WELL AS THE RISKS OF INVESTING.

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                                    FEE TABLE
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THE FOLLOWING INFORMATION DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY WHEN
BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE MAXIMUM OWNER TRANSACTION EXPENSES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY OR SURRENDER THE CONTRACT, OR TRANSFER CONTRACT VALUE BETWEEN INVESTMENT OPTIONS. IF APPLICABLE, STATE PREMIUM TAXES OF UP TO 3.5% MAY BE DEDUCTED WHEN YOU BEGIN THE INCOME PHASE. PLEASE SEE PREMIUM TAX AND APPENDIX A - STATE CONTRACT AVAILABILITY AND/OR VARIABILITY.


MAXIMUM OWNER TRANSACTION EXPENSES

MAXIMUM WITHDRAWAL CHARGES


(as a percentage of each Purchase
  Payment)(1)..............................    7%



TRANSFER FEE

$25 per transfer after the first 15 transfers in any contract year.

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING UNDERLYING FUND EXPENSES WHICH ARE OUTLINED IN THE NEXT SECTION.



CONTRACT MAINTENANCE FEE(2)................................................  $50


SEPARATE ACCOUNT ANNUAL EXPENSES
(deducted from the average daily ending net asset value allocated to the Variable Portfolios)


  Separate Account Charge(3)..............  1.10%
  Optional Return of Purchase Payment
     Death Benefit Fee....................  0.30%
                                            -----
     Maximum Separate Account Annual
       Expenses...........................  1.40%
                                            =====





TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES

(AS OF JANUARY 31, 2014)

THE FOLLOWING SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES (INCLUDING MASTER FUND EXPENSES, IF APPLICABLE) CHARGED BY THE UNDERLYING FUNDS OF THE TRUSTS, BEFORE ANY WAIVERS OR REIMBURSEMENTS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING THE UNDERLYING FUNDS' EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH OF THE TRUSTS. PLEASE READ THEM CAREFULLY BEFORE INVESTING.


TOTAL ANNUAL UNDERLYING FUND
EXPENSES                            MINIMUM    MAXIMUM
----------------------------        -------   --------
(expenses that are deducted from
Underlying Fund assets, including
management fees, 12b-1 fees, if
applicable, and other expenses)..    0.36%    4.03%(4)



FOOTNOTES TO THE FEE TABLE:




(1) Withdrawal Charge Schedule (as a percentage of each Purchase Payment withdrawn) declines over 5 years as follows:



YEARS SINCE RECEIPT OF PURCHASE PAYMENTS..............................   1    2    3    4    5    6+
                                                                         7%   7%   6%   6%   5%   0%



  Your contract provides for a free withdrawal amount each year. PLEASE SEE FREE WITHDRAWAL AMOUNT BELOW.


(2) The contract maintenance fee is assessed annually and may be waived if contract value is $75,000 or more.



(3) If you do not elect any optional features, your separate account annual expenses would be 1.10%. If your Beneficiary elects to take the death benefit amount under the Extended Legacy Program, we will deduct the same Separate Account Charge. PLEASE SEE EXTENDED LEGACY PROGRAM UNDER DEATH BENEFITS BELOW.



(4) The maximum expense is for the AMT Absolute Return Multi-Manager Portfolio, an Underlying Fund of Neuberger Berman Advisers Management Trust. There is a contractual agreement with Neuberger Berman Advisers Management Trust under which it will waive 1.30% of its fee and the fee is 2.73% after the waiver. If the fee waiver was reflected in the maximum expense, the expense would be 2.73%. The contractual agreement with Neuberger Berman Advisers Management Trust will continue until December 31, 2017 and may not be terminated during its term without the consent of the Neuberger Berman Advisers Management Trust Board of Trustees. The minimum expense is for VALIC Company I Stock Index Fund, an Underlying Fund of VALIC Company I.

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                      MAXIMUM AND MINIMUM EXPENSE EXAMPLES
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These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, the contract maintenance fee if any, separate account annual expenses, available optional feature fees and Underlying Fund expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated; that your investment has a 5% return each year; and you incur the maximum or minimum fees and expenses of the Underlying Fund as indicated in the examples. Although your actual costs may be higher or lower, based on these assumptions, your costs at the end of the stated period would be:

MAXIMUM EXPENSE EXAMPLES

(assuming separate account annual expenses of 1.40% (including the optional Return of Purchase Payment death benefit and investment in an Underlying Fund with total expenses of 4.03%)


(1) If you surrender your contract at the end of the applicable time period:


1 YEAR*    3 YEARS*    5 YEARS    10 YEARS
-------    --------    -------    --------
 $1,122     $1,883      $3,207     $5,350




(2) If you do not surrender or if you annuitize your contract at the end of the applicable time period:



1 YEAR*    3 YEARS*    5 YEARS    10 YEARS
-------    --------    -------    --------
  $422      $1,283      $2,707     $5,350





MINIMUM EXPENSE EXAMPLES

(assuming minimum separate account annual expenses of 1.10%, no election of optional features and investment in an Underlying Fund with total expenses of 0.36%)


(1) If you surrender your contract at the end of the applicable time period:


1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $854      $1,077     $1,324     $1,802




(2) If you do not surrender or if you annuitize your contract at the end of the applicable time period:



1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $154       $477       $824      $1,802



EXPLANATION OF EXPENSE EXAMPLES

1. The Maximum Expense Examples reflect the highest possible combination of charges. The purpose of the Expense Examples is to show you the various fees and expenses you would incur directly and indirectly by investing in this variable annuity contract. The Expense Examples represent both fees of the separate account as well as the maximum and minimum total annual Underlying Fund operating expenses. We converted the contract maintenance fee to a percentage (0.05%). The actual impact of the contract maintenance fee may differ from this percentage and may be waived for contract values over $75,000. Additional information on the Underlying Fund fees can be found in the Trust prospectuses.

2. In addition to the stated assumptions, the Expense Examples also assume that no transfer fees were imposed. Although premium taxes may apply in certain states, they are not reflected in the Expense Examples.

3. If you elected optional features, you do not pay fees for optional features once you begin the Income Phase (annuitize your contract); therefore, your expenses will be lower than those shown here. PLEASE SEE ANNUITY INCOME OPTIONS BELOW.


* The 1 year and 3 year Maximum Expense Examples reflect the Neuberger Berman Advisers Management Trust 1.30% fee waiver.


THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

AS OF THE DATE OF THIS PROSPECTUS, SALES IN THIS CONTRACT HAVE NOT YET BEGUN. THEREFORE, CONDENSED FINANCIAL INFORMATION IS NOT YET AVAILABLE.

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                           THE POLARIS SELECT INVESTOR
                                VARIABLE ANNUITY
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When you purchase a variable annuity, a contract exists between you and the
Company. You are the Owner of the contract. The contract provides several main benefits:

     - Death Benefit: If you die during the Accumulation Phase, the Company pays a death benefit to your Beneficiary.

     - Guaranteed Income: Once you begin the Income Phase, you receive a stream of annuity income payments for your lifetime, or another available period you select.

     - Tax Deferral: This means that you do not pay taxes on your earnings from the contract until you withdraw them.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawal. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other insurance features and benefits, which may be valuable to you. You should fully discuss this decision with your financial representative.

This variable annuity was developed to help you plan for your retirement. In the Accumulation Phase, it can help you build assets on a tax-deferred basis. In the Income Phase, it can provide you with guaranteed income through annuity income payments.

The contract is called a "variable" annuity because it allows you to invest in Variable Portfolios which, like mutual funds, have different investment objectives and performance. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolios in which you invest.

Fixed Accounts, if available, earn interest at a rate set and guaranteed by the Company. If you allocate money to an available Fixed Account, the amount of money that accumulates in the contract depends on the total interest credited to the particular Fixed Account in which you invest.

For more information on investment options available under this contract, PLEASE SEE INVESTMENT OPTIONS BELOW.

As a function of the Internal Revenue Code ("IRC"), you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. PLEASE SEE TAXES BELOW. Additionally, you will be charged a withdrawal charge on each Purchase Payment withdrawn prior to the end of the applicable withdrawal charge period, PLEASE SEE FEE TABLE ABOVE. Because of these potential penalties, you should fully discuss all of the benefits and risks of this contract with your financial representative prior to purchase.

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                      PURCHASING A POLARIS SELECT INVESTOR
                                VARIABLE ANNUITY
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--------------------------------------------------------------------------------

An initial Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.

The following chart shows the minimum initial and subsequent Purchase Payments permitted under your contract. These amounts depend upon whether a contract is Qualified or Non-Qualified for tax purposes. FOR FURTHER EXPLANATION, PLEASE SEE TAXES BELOW.

------------------------------------------------------------------------------
                                                                  MINIMUM
                                                                 AUTOMATIC
                                              MINIMUM           SUBSEQUENT
                      MINIMUM INITIAL       SUBSEQUENT           PURCHASE
                     PURCHASE PAYMENT    PURCHASE PAYMENT         PAYMENT
------------------------------------------------------------------------------
     Qualified            $25,000              $500                $100
------------------------------------------------------------------------------
   Non-Qualified          $25,000              $500                $100
------------------------------------------------------------------------------


Once you have contributed at least the minimum initial Purchase Payment, you can establish an automatic payment plan that allows you to make subsequent Purchase Payments of as little as $100. We will not accept subsequent Purchase Payments from contract owners age 86 or older.


We reserve the right to refuse any Purchase Payment. Furthermore, we reserve the right to require Company approval prior to accepting Purchase Payments greater than the Purchase Payments Limit as defined in the Glossary. For contracts owned by a non-natural owner, we reserve the right to require prior Company approval to accept any Purchase Payment. Purchase Payments that would cause total Purchase Payments in all contracts issued by AGL and/or US Life to the same Owner and/or Annuitant to exceed the Purchase Payments Limit may also be subject to Company pre-approval. The terms creating any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.


NON-NATURAL OWNERSHIP

A trust, corporation or other non-natural entity may only purchase this contract if such entity has sufficiently demonstrated an Insurable Interest in the Annuitant selected. FOR MORE INFORMATION ON NON-NATURAL OWNERSHIP, PLEASE SEE TAXES BELOW.

Various considerations may apply with respect to non-natural ownership of this contract including but not limited to estate planning, tax consequences and the propriety of this contract as an investment consistent with a non-natural Owner's organizational documentation. You should consult with your change the availability of DCA Fixed Accounts offered, unless state law requires us to do otherwise.

DOLLAR COST AVERAGING PROGRAM

The DCA program allows you to invest gradually in available investment options at no additional cost. Under the program, you systematically transfer a specified dollar amount or percentage of contract value from a Variable Portfolio, available Fixed Account or DCA Fixed Account ("source account") to any available investment options ("target account"). Fixed Accounts are not available as target accounts for the DCA program. Transfers occur on a monthly periodic schedule. The minimum transfer amount under the DCA program is $100 per transaction, regardless of the source account. Transfers resulting from your participation in the DCA program are not counted towards the number of free transfers per contract year.


The DCA Fixed Accounts only accept initial and subsequent Purchase Payments because they are offered as source accounts exclusively to facilitate the DCA program for a specified time period. You may not make a transfer from a Variable Portfolio or available Fixed Account into a DCA Fixed Account.


If you choose to allocate subsequent Purchase Payments to an active DCA program with an available Fixed Account serving as the source account, the rate applicable to that Fixed Account at the time we receive the subsequent Purchase Payment will apply. Further, we will begin transferring that subsequent Purchase Payment into your target account allocations on the same day of the month as the initial active DCA program. Therefore, you may not receive a full 30 days of interest prior to the first transfer to the target account(s).

You may terminate the DCA program at any time. If you terminate the DCA program and money remains in the DCA Fixed Account(s), we transfer the remaining money according to your current allocation instructions on file. Upon notification of your death, we will terminate the DCA program unless your Beneficiary instructs us otherwise.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, the DCA program can neither guarantee a profit nor protect your investment against a loss. When you elect the DCA program, you are continuously investing in securities fluctuating at different price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

     EXAMPLE OF DCA PROGRAM:

     Assume that you want to move $750 each month from one Variable Portfolio to another Variable Portfolio over six months. You set up a DCA program and purchase Accumulation Units at the following values:

----------------------------------------------------------------
     MONTH        ACCUMULATION UNIT VALUE      UNITS PURCHASED
----------------------------------------------------------------

       1                  $ 7.50                     100
       2                  $ 5.00                     150
       3                  $10.00                      75
       4                  $ 7.50                     100
       5                  $ 5.00                     150
       6                  $ 7.50                     100
----------------------------------------------------------------


     You paid an average price of only $6.67 per Accumulation Unit over six months, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE DCA PROGRAM AT ANY TIME AND WE WILL NOTIFY YOU IF WE EXERCISE THAT RIGHT.


POLARIS PORTFOLIO ALLOCATOR PROGRAM

PROGRAM DESCRIPTION


The Polaris Portfolio Allocator program is offered to you at no additional cost to assist in diversifying your investment across various asset classes. The Polaris Portfolio Allocator program allows you to choose from one of the four Portfolio Allocator models designed to assist in meeting your stated investment goals. Each Portfolio Allocator model is comprised of a carefully selected combination of Variable Portfolios representing various asset classes. The models allocate among the various asset classes to attempt to match certain combinations of investors' investment time horizon and risk tolerance. Please consult your financial representative about investment in the Polaris Portfolio Allocator program.


ENROLLING IN THE POLARIS PORTFOLIO ALLOCATOR PROGRAM

You may enroll in the Polaris Portfolio Allocator program by electing a Portfolio Allocator model when you purchase your variable annuity or if after contract issue, by contacting our Annuity Service Center. You and your financial representative should determine the model most appropriate for you based on your financial needs, risk tolerance and investment time horizon. You may request to discontinue the use of a model by providing a written reallocation request, calling our Annuity Service Center or logging onto our website.

You may also choose to invest gradually into a Portfolio Allocator model through the DCA program. PLEASE SEE THE DOLLAR COST AVERAGING PROGRAM ABOVE.


You may only invest in one Portfolio Allocator model at a time. Participation in this program requires that you invest 100% of your initial Purchase Payment and subsequent

Purchase Payment(s) in the same Portfolio Allocator Model. If you: 1) attempt to allocate a portion of your Purchase Payment outside of your elected Portfolio Allocator model, or 2) if you invest in any Variable Portfolios in addition to investment in a Portfolio Allocator model under this program, such an investment may no longer be consistent with the Portfolio Allocator model's intended objectives and therefore, will effectively terminate your election of the Polaris Portfolio Allocator Model. If your election of the Polaris Portfolio Allocator Model is terminated, your investment will remain allocated to the same Variable Portfolios and in the same amounts as before the program was terminated; however, your investment will no longer be deemed to be in a Polaris Portfolio Allocator Model.


You may request withdrawals, as permitted by your contract, which will be taken proportionately from each of the allocations in the selected Portfolio Allocator model unless otherwise indicated in your withdrawal instructions. If you choose to make a non-proportional withdrawal from the Variable Portfolios in the Portfolio Allocator model, your investment may no longer be consistent with the Portfolio Allocator model's intended objectives and therefore, will effectively terminate your participation in the program. Withdrawals may be subject to a withdrawal charge. Withdrawals may also be taxable and a 10% IRS penalty may apply if you are under age 59 1/2.

You can transfer 100% of your investment from one Portfolio Allocator model to another Portfolio Allocator model at any time; you will be transferred into the most current model available in your contract. As a result of a transfer, we will automatically update your allocation instructions on file with respect to subsequent Purchase Payments and DCA target allocation instructions, if applicable, and we will automatically update your Automatic Asset Rebalancing Program instructions to reflect your new investment. PLEASE SEE DOLLAR COST AVERAGING PROGRAM ABOVE AND AUTOMATIC ASSET REBALANCING PROGRAM BELOW.

A subsequent Purchase Payment will be invested in the same Portfolio Allocator model as your current investment unless we receive different instructions from you. You should consult with your financial representative to determine if you should update your allocation instructions, DCA target allocation instructions and/or Automatic Asset Rebalancing Program instructions on file when you make a subsequent Purchase Payment.

REBALANCING THE MODELS

You can elect to have your investment in the Portfolio Allocator models rebalanced quarterly, semi-annually, or annually to maintain the target asset allocation among the Variable Portfolios of the model you selected. If you choose to make investments outside of a Portfolio Allocator model, only those Variable Portfolios within the Portfolio Allocator model you selected will be rebalanced. Investments in other Variable Portfolios not included in the Portfolio Allocator model cannot be rebalanced if you wish to maintain your current Portfolio Allocator model allocations.

Over time, the Portfolio Allocator model you select may no longer align with its original investment objective due to the effects of Variable Portfolio performance and changes in the Variable Portfolio's investment objectives. Therefore, if you do not elect to have your investment in the Portfolio Allocator model rebalanced at least annually, then your investment may no longer be consistent with the Portfolio Allocator model's intended objectives. In addition, your investment goals, financial situation and risk tolerance may change over time. You should consult with your financial representative about how to keep your Portfolio Allocator model's allocations in line with your investment goals. Finally, changes in investment objectives or management of the Underlying Funds in the models may mean that, over time, the models no longer are consistent with their original investment goals.

IMPORTANT INFORMATION ABOUT THE POLARIS PORTFOLIO ALLOCATOR PROGRAM

The Portfolio Allocator models are not intended as investment advice about investing in the Variable Portfolios, and we do not provide investment advice regarding whether a Portfolio Allocator model should be revised or whether it remains appropriate to invest in accordance with any particular Portfolio Allocator model.

The Polaris Portfolio Allocator program does not guarantee greater or more consistent returns. Future market and asset class performance may differ from the historical performance upon which the Portfolio Allocator models may have been built. Also, allocation to a single asset class may outperform a model, so that you could have better investment returns investing in a single asset class than in a Portfolio Allocator model. However, such a strategy may involve a greater degree of risk because of the concentration of similar securities in a single asset class. Further, there can be no assurance that any Variable Portfolio chosen for a particular Portfolio Allocator model will perform well or that its performance will closely reflect that of the asset class it is designed to represent.

The Portfolio Allocator models represent suggested allocations that are provided to you as general guidance. You should work with your financial representative in determining if one of the Portfolio Allocator models meets your financial needs, investment time horizon, and is consistent with your risk tolerance level. Information concerning the specific Portfolio Allocator models can be obtained from your financial representative.

POLARIS PORTFOLIO ALLOCATOR MODELS
(EFFECTIVE MAY 1, 2014)

----------------------------------------------------------------------------------------
         VARIABLE PORTFOLIOS            MODEL 1      MODEL 2      MODEL 3      MODEL 4
----------------------------------------------------------------------------------------
 American Funds Global Growth SAST        3.0%         3.0%         4.0%         8.0%
----------------------------------------------------------------------------------------
 American Funds Growth SAST               2.0%         2.0%         2.0%         3.0%
----------------------------------------------------------------------------------------
 American Funds Growth-Income SAST        1.0%         1.0%         1.0%         5.0%
----------------------------------------------------------------------------------------
 Blue Chip Growth                         4.0%         4.0%         5.0%         8.0%
----------------------------------------------------------------------------------------
 Capital Appreciation                     2.0%         3.0%         4.0%         5.0%
----------------------------------------------------------------------------------------
 Corporate Bond                           9.0%         8.0%         7.0%         1.0%
----------------------------------------------------------------------------------------
 Davis Venture Value                      4.0%         4.0%         4.0%         6.0%
----------------------------------------------------------------------------------------
 "Dogs" of Wall Street                    3.0%         3.0%         3.0%         4.0%
----------------------------------------------------------------------------------------
 Emerging Markets                         0.0%         1.0%         2.0%         2.0%
----------------------------------------------------------------------------------------
 Equity Opportunities                     2.0%         3.0%         4.0%         6.0%
----------------------------------------------------------------------------------------
 Foreign Value                            2.0%         3.0%         3.0%         3.0%
----------------------------------------------------------------------------------------
 Global Bond                              4.0%         4.0%         2.0%         2.0%
----------------------------------------------------------------------------------------
 Government and Quality Bond             10.0%         9.0%         7.0%         2.0%
----------------------------------------------------------------------------------------
 Growth-Income                            5.0%         6.0%         7.0%         8.0%
----------------------------------------------------------------------------------------
 High-Yield Bond                          4.0%         3.0%         1.0%         0.0%
----------------------------------------------------------------------------------------
 Invesco V.I. Comstock Fund, Series
  II Shares                               5.0%         6.0%         8.0%         8.0%
----------------------------------------------------------------------------------------
 Invesco V.I. Growth and Income
  Fund, Series II Shares                  6.0%         7.0%         8.0%         8.0%
----------------------------------------------------------------------------------------
 Marsico Focused Growth                   1.0%         2.0%         3.0%         4.0%
----------------------------------------------------------------------------------------
 MFS Massachusetts Investors Trust        8.0%         8.0%         8.0%         8.0%
----------------------------------------------------------------------------------------
 Real Estate                              0.0%         0.0%         0.0%         1.0%
----------------------------------------------------------------------------------------
 Real Return                              9.0%         5.0%         3.0%         0.0%
----------------------------------------------------------------------------------------
 Small & Mid Cap Value                    2.0%         2.0%         2.0%         2.0%
----------------------------------------------------------------------------------------
 Small Company Value                      0.0%         2.0%         2.0%         1.0%
----------------------------------------------------------------------------------------
 Total Return Bond                       14.0%        11.0%        10.0%         5.0%
----------------------------------------------------------------------------------------
                               TOTAL      100%         100%         100%         100%
----------------------------------------------------------------------------------------




The Polaris Portfolio Allocator Models listed above are those that are currently available. The Models are reconfigured from time to time. However, once you invest in a Model, the percentages of your contract value allocated to each Variable Portfolio within a Model will not be changed by us. If you purchased your contract prior to the current allocations of the Models specified above, any subsequent Purchase Payments will be invested in the same Model as your current investment and will not be invested in the Model allocations specified above unless you provide us with specific instructions to do so. You should speak with your financial representative about how to keep the Variable Portfolio allocations in each Model in line with your investment goals over time.

We reserve the right to change the Variable Portfolios and/or allocations to certain Variable Portfolios in each model to the extent that Variable Portfolios are liquidated, substituted, merged or otherwise reorganized.


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE POLARIS PORTFOLIO ALLOCATOR PROGRAM AT ANY TIME AND WE WILL NOTIFY YOU IF WE EXERCISE THAT RIGHT.


SELECT STRATEGIES

DESCRIPTION

Pre-selected combinations of alternative Variable Portfolios with a Polaris Portfolio Allocator Model ("Select Strategies"), available at no additional cost, may be offered to you to assist in diversifying your investment across various asset classes. You may choose from one of the four Select Strategies designed to assist in meeting your stated investment goals. Select Strategies allow you to invest 70% of your investment in one of four risk-based Polaris Portfolio Allocator Models and 30% to a pre-selected combination of alternative funds to further diversify your risk and return potential. Please consult your financial representative to determine if a Select Strategy meets your financial needs. FOR MORE INFORMATION, PLEASE SEE POLARIS PORTFOLIO ALLOCATOR MODEL PROGRAM AND INVESTMENT OPTIONS ABOVE.

ELECTING A SELECT STRATEGY

You may elect a Select Strategy when you purchase your variable annuity or if after contract issue, by contacting our Annuity Service Center. You and your financial representative should determine the Select Strategy most appropriate for you based on your financial needs, risk tolerance and investment time horizon. You may request to discontinue the use of a Select Strategy by providing a written reallocation request, calling our Annuity Service Center or logging into our website.

You may also choose to invest gradually into a Select Strategy through the DCA program. PLEASE SEE DOLLAR COST AVERAGING PROGRAM ABOVE.


You may only invest in one Select Strategy at a time. Election of a Select Strategy requires that you invest 100% of your initial Purchase Payment and subsequent Purchase Payment(s) in the same Select Strategy. If you: 1) attempt to allocate a portion of your Purchase Payment outside of your elected Select Strategy, or 2) if you invest in any Variable Portfolios in addition to investment in your Select Strategy, such an investment may no longer be consistent with the Select Strategy's intended objectives and therefore, will effectively terminate your election of the Select Strategy. If your election of a Select Strategy is terminated, your investment will remain allocated to the same Variable Portfolios and in the same amounts as before the Select Strategy was terminated; however, your investment will no longer be deemed to be in a Select Strategy.


You may request withdrawals, as permitted by your contract, which will be taken proportionately from each of the allocations in the selected Select Strategy unless otherwise indicated in your withdrawal instructions. If you choose to make a non-proportional withdrawal from the Variable Portfolios in the Select Strategy, your investment may no longer be consistent with the Select Strategy's intended objectives and therefore, will effectively terminate your election of the Select Strategy. Withdrawals may also be taxable and a 10% IRS penalty may apply if you are under age 59 1/2.

You can transfer 100% of your investment from one Select Strategy to another Select Strategy at any time; you will be transferred into the most current version available in your contract. As a result of a transfer, we will automatically update your allocation instructions on file with respect to subsequent Purchase Payments and we will automatically update your Automatic Asset Rebalancing Program instructions to reflect your new investment. PLEASE SEE AUTOMATIC ASSET REBALANCING PROGRAM BELOW.

A subsequent Purchase Payment will be invested in the same Select Strategy as your current investment unless we receive different instructions from you. You should consult with your financial representative to determine if you should update your allocation instructions, DCA target allocation instructions, and/or Automatic Asset Rebalancing Program instructions on file when you make a subsequent Purchase Payment.

REBALANCING THE SELECT STRATEGIES

You can elect to have your investment in the Select Strategy rebalanced quarterly, semi-annually or annually to maintain the target asset allocation among the Variable Portfolios of the Select Strategy you selected. If you make such an election to rebalance, both the allocation to the Polaris Portfolio Allocator Model and the other Underlying Funds in the Select Strategy will be rebalanced to equal the 70%-30% allocation discussed above.

Over time, the Select Strategy you elect may no longer align with its original investment objective due to the effects of Underlying Fund performance. Therefore, if you do not elect to have your investment in the Select Strategy rebalanced at least annually, then your investment may no longer be consistent with the Select Strategy's intended objectives. In addition, changes in the Underlying Funds' investment objectives may mean that the Select Strategy is no longer aligned with its original investment objective. Finally, your investment goals, financial situation and risk tolerance may change over time. You should consult with your financial representative about how to keep your Select Strategy's allocations in line with your investment goals.


IMPORTANT INFORMATION ABOUT ELECTING A SELECT STRATEGY


Select Strategies are not intended as investment advice. We do not provide investment advice regarding whether a Select Strategy should be selected or rebalanced or whether it remains appropriate for any individual to invest in accordance with any particular Select Strategy as your investment needs change. The Select Strategy does not guarantee greater or more consistent returns. Future market and asset class performance may differ from the historical performance upon which the Select Strategy may have been built. Also, allocation to a single asset class may outperform a Select Strategy, so that you could have better investment returns investing in a single asset class than in a Select Strategy. However, such a strategy may involve a greater degree of risk because of the concentration of similar securities in a single asset class. Further, there can be no assurance that any Variable Portfolio chosen for a particular Select Strategy will perform well or that its performance will closely reflect that of the asset class it is designed to represent.


The Select Strategies represent suggested allocations that are provided to you as general guidance. You should work with your financial representative in determining if one of the Select Strategies meets your financial needs, investment time horizon, and is consistent with your risk tolerance level. Information concerning a specific Select Strategy can be obtained from your financial representative.

Below are the Select Strategies available for election.


--------------------------------------------------------------
  SELECT
STRATEGY      70% ALLOCATION TO:         30% ALLOCATION TO:
--------------------------------------------------------------

    1     Polaris Portfolio          6% - AMT Absolute Return
          Allocator                  Multi-Manager Portfolio
          Model 1
-----------------------------------
    2     Polaris Portfolio          6% - BlackRock iShares
          Allocator Model 2          Alternative Strategies
                                     V.I. Fund
-----------------------------------
    3     Polaris Portfolio          6% - Goldman Sachs Multi-
          Allocator Model 3          Strategy Alternatives
                                     Portfolio

                                     5% -- UIF Global
                                     Infrastructure Portfolio

-----------------------------------

    4     Polaris Portfolio          4% - PIMCO Unconstrained
          Allocator                  Bond Portfolio
          Model 4
                                     3% - Real Estate


--------------------------------------------------------------



The Select Strategies listed above are those that are currently available. The Select Strategies are reconfigured from time to time. However, once you invest in a Select Strategy, the percentages of your contract value allocated to each Variable Portfolio within a Select Strategy will not be changed by us. If you purchased your contract prior to the current allocations of the Select Strategies specified above, any subsequent Purchase Payments will be invested in the same Select Strategy as your current investment and will not be invested in the Select Strategy allocations specified above unless you provide us with specific instructions to do so. You should speak with your financial representative about how to keep the Variable Portfolio allocations in each Select Strategy in line with your investment goals over time.

The Select Strategies allocate a portion of your investment to Variable Portfolios that invest in positions that emphasize alternative investment strategies and/or nontraditional asset classes. Alternative investment strategies may be riskier than traditional investment strategies and may involve leverage or use various complex hedging techniques, like options and derivatives. The performance of these types of strategies may not be highly correlated with traditional investments in debt or equities and the correlation of returns may not be stable over time. In addition, alternative asset classes may be focused on a particular sector or industry and have additional risks relating to these sectors or industries. Each Underlying Fund's prospectus has information on that fund's investment strategies and risks.

We reserve the right to change the Variable Portfolios and/or allocations to certain Variable Portfolios in each Select Strategy to the extent that Variable Portfolios are liquidated, substituted, merged or otherwise reorganized.


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SELECT STRATEGIES AT ANY TIME AND WE WILL NOTIFY YOU IF WE EXERCISE THAT RIGHT.


TRANSFERS DURING THE ACCUMULATION PHASE

Subject to our rules, restrictions and policies described below, during the Accumulation Phase you may transfer funds between the Variable Portfolios and/or any available Fixed Accounts, subject to the Company's and the Underlying Funds' short-term trading policies, by telephone (800) 445-7862, through the Company's website (www.aig.com/annuities), by U.S. Mail addressed to our Annuity Service Center, P.O. Box 15570, Amarillo, Texas 79105-5570 or by facsimile. All transfer instructions submitted via facsimile must be sent to (818) 615-1543; otherwise they will not be considered received by us. We may accept transfers by telephone or the Internet unless you tell us not to on your contract application. If your contract was issued in the state of New York, we may accept transfers by telephone if you complete and send the Telephone Transfer Agreement form to our Annuity Service Center. When receiving instructions over the telephone or the Internet, we have procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the Internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

We cannot guarantee that we will be able to accept telephone, fax and/or internet transfer instructions at all times. Any telephone, fax or computer system, whether it is yours, your broker-dealer's, or ours, can experience outages or delays for a variety of reasons and may prevent our processing of your transfer request. We reserve the right to modify, suspend or terminate telephone, fax and/or internet transfer privileges at any time. If telephone, fax and/or internet access is unavailable, you must make your transfer request in writing by U.S. Mail to our Annuity Service Center.

Any transfer request will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the transfer request is received after Market Close, the request will be priced as of the next business day.

Funds already in your contract cannot be transferred into the DCA Fixed
Accounts.

You must transfer at least $100 per transfer. If less than $100 remains in any Variable Portfolio or Fixed Account after a transfer, that amount must be transferred as well.

There is no charge for your first 15 transfers. We charge for transfers in excess of 15 in any contract year. The fee is $25 for each transfer exceeding this limit. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not counted towards the number of free transfers per contract year.

SHORT-TERM TRADING POLICIES

We do not want to issue this variable annuity contract to contract owners engaged in frequent trading or trading strategies that seek to benefit from short-term price fluctuations or price inefficiencies in the Variable Portfolios of this product ("Short-Term Trading") and we discourage Short-Term Trading as more fully described below. However, we cannot always anticipate if a potential contract owner intends to engage in Short-Term Trading. Short-Term Trading may create risks that may result in adverse effects on investment return of the Underlying Fund in which a Variable Portfolio invests. Such risks may include, but are not limited to: (1) interference with the management and planned investment strategies of an Underlying Fund; (2) dilution of the interests in the Underlying Fund due to practices such as "arbitrage"; and/or (3) increased brokerage and administrative costs due to forced and unplanned fund turnover. These circumstances may reduce the value of the Variable Portfolio. In addition to negatively impacting the Owner, a reduction in contract value may also be harmful to Annuitants and/or Beneficiaries.

We have adopted the following administrative procedures to discourage Short-Term Trading which are summarized below.

The first 15 transfers in a rolling 12-month look-back period ("12-Month Rolling Period") can be made by telephone, through the Company's website, or in writing by mail or by facsimile. The 15th transfer in a 12-Month Rolling Period triggers the U.S. Mail method of transfer. Therefore, once you make the 15th transfer in a 12-Month Rolling Period, all transfers must be submitted by United States Postal Service first-class mail ("U.S. Mail") for 12-months following the date of the 15th transfer ("Standard U.S. Mail Policy").

For example, if you made a transfer on August 16, 2013 and within the previous twelve months (from August 17, 2012 forward) you made 15 transfers including the August 16th transfer, then all transfers made for twelve months after August 16, 2013 must be submitted by U.S. Mail (from August 17, 2013 through August 16,
2014).

U.S. Mail includes any postal service delivery method that offers delivery no sooner than United States Postal Service first-class mail, as determined in the Company's sole discretion. We will not accept transfer requests sent by any other medium except U.S. Mail during this 12-month period.

extent that we exercise this reservation of rights, we will do so uniformly and consistently unless we disclose otherwise.

UNDERLYING FUNDS' SHORT-TERM TRADING POLICIES

Please note that the Underlying Funds have their own policies and procedures with respect to frequent purchases and redemptions of their respective shares which may be more or less restrictive than ours. We reserve the right to enforce these Underlying Fund policies and procedures, including, but not limited to, the right to collect a redemption fee on shares of the Underlying Fund if imposed by such Fund's Board of Trustees/Directors. As of the date of this prospectus, none of the Underlying Funds impose a redemption fee. We also reserve the right to reject, with or without prior notice, any purchase, transfer or allocation into a Variable Portfolio if the corresponding Underlying Fund will not accept such purchase, transfer or allocation for any reason. The prospectuses for the Underlying Funds describe these procedures, which may be different among Underlying Funds and may be more or less restrictive than our policies and procedures.

Under rules adopted by the Securities and Exchange Commission, we also have written agreements with the Underlying Funds that obligate us to, among other things, provide the Underlying Funds promptly upon request certain information about you (e.g., your social security number) and your trading activity. In addition, we are obligated to execute instructions from the Underlying Funds to restrict or prohibit further purchases or transfers in an Underlying Fund under certain circumstances.

Many investments in the Underlying Funds outside of these contracts are omnibus orders from intermediaries such as other separate accounts or retirement plans. If an Underlying Fund's policies and procedures fail to successfully detect and discourage Short-Term trading, there may be a negative impact to the owners of the Underlying Fund. If an Underlying Fund believes that an omnibus order we submit may reflect transfer requests from owners engaged in Short-Term Trading, the Underlying Fund may reject the entire omnibus order and delay or prevent us from implementing your transfer request.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.

AUTOMATIC ASSET REBALANCING PROGRAM

Market fluctuations may cause the percentage of your investment in the Variable Portfolios to differ from your original allocations. Under the Automatic Asset Rebalancing Program, you may elect to have your investments in the Variable Portfolios and/or Fixed Accounts, if applicable, periodically rebalanced to return your allocations to the percentages given at your last instructions for no additional charge. If you make a transfer, you must provide updated rebalancing instructions. If you do not provide new rebalancing instructions at the time you make such transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios and/or Fixed Accounts, if applicable, resulting from your transfer which will replace any previous rebalancing instructions you may have provided ("Default Rebalancing Instructions"). You may change any applicable Default Rebalancing Instructions at any time by contacting the Annuity Service Center.

Automatic Asset Rebalancing typically involves shifting a portion of your money out of investment options which had higher returns into investment options which had lower returns. At your request, rebalancing occurs on a quarterly, semiannual or annual basis. Transfers resulting from your participation in this program are not counted against the number of free transfers per contract year.


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE AUTOMATIC ASSET REBALANCING PROGRAM AT ANY TIME AND WE WILL NOTIFY YOU IF WE EXERCISE THAT RIGHT.




VOTING RIGHTS


The Company is the legal owner of the Trusts' shares. However, when an Underlying Fund solicits proxies in conjunction with a shareholder vote, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. As a result of this proportionate voting, the vote of a small number of contract owners can determine the outcome of a vote. Should we determine that we are no longer required to vote in the manner described above, we will vote the shares in our own right.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

You can access money in your contract by making a systematic, partial, or total withdrawal (surrender), and/or by receiving annuity income payments during the Income Phase. PLEASE SEE ANNUITY INCOME OPTIONS BELOW. Any request for withdrawal will be priced as of the day it is received by us in Good Order at the Annuity Service Center, if the request is received before Market Close. If the request for withdrawal is received after Market Close, the request will be priced as of the next business day.

We deduct a withdrawal charge applicable to any partial or total withdrawal made before the end of the withdrawal charge period.

FREE WITHDRAWAL AMOUNT

Your contract provides for a free withdrawal amount each year. A free withdrawal amount, as defined below, is the portion of your contract that we allow you to take out each year without being charged a withdrawal charge at the time of the withdrawal if it is taken during the withdrawal charge period. The free withdrawal amount does not reduce the basis used to calculate future annual free withdrawals and withdrawal charges. AS A RESULT, IF YOU SURRENDER YOUR CONTRACT IN THE FUTURE WHILE WITHDRAWAL CHARGES ARE STILL APPLICABLE, YOU WILL NOT RECEIVE THE BENEFIT OF ANY PREVIOUS FREE WITHDRAWALS UPON A FULL SURRENDER FOR THE PURPOSE OF CALCULATING THE WITHDRAWAL CHARGE.

Withdrawals of Purchase Payments made prior to the end of the withdrawal charge schedule that are in excess of your free withdrawal amount will result in a withdrawal charge. Before purchasing this contract, you should consider the effect of withdrawal charges on your investment if you need to withdraw more money than the annual free withdrawal amount during the withdrawal charge period. You should fully discuss this decision with your financial representative.

When you make a partial withdrawal, we deduct it from any remaining annual free withdrawal amount first, next from remaining Purchase Payments on a first-in, first-out basis, and then from any remaining contract value. This means that you can also access your Purchase Payments that are no longer subject to withdrawal charges before those Purchase Payments that are still subject to withdrawal charges.

Your annual free withdrawal amount is 10% of remaining Purchase Payments not yet withdrawn each contract year, and still subject to withdrawal charges.

If you are taking required minimum distributions ("RMD") applicable to this contract only, current Company practice is to waive any withdrawal charges applicable to those withdrawals.

The annual amounts withdrawn free of a withdrawal charge do not reduce the amount you invested for purposes of calculating the withdrawal charges (total Purchase Payments still subject to withdrawal charges). As a result, if you surrender your contract in the future while withdrawal charges are still applicable, any previous annual free withdrawal amount in the current contract year would then be subject to applicable withdrawal charges. Purchase Payments that are no longer subject to a withdrawal charge and not previously withdrawn may also be withdrawn free of a withdrawal charge at any time. If, in any contract year, you choose to take less than the full 10% free withdrawal amount, as described above, then you may not carry over the unused amount as an annual free withdrawal in subsequent years.

We calculate charges upon surrender of the contract on the day after we receive your request and your contract. We return to you your contract value less any applicable fees and charges.

The withdrawal charge percentage is determined by the number of years the Purchase Payment has been in the contract at the time of the withdrawal. PLEASE SEE EXPENSES BELOW. For the purpose of calculating the withdrawal charge if you are surrendering your contract, any prior free withdrawal amount in the current contract year is not subtracted from the total Purchase Payments still subject to withdrawal charges.

For example, you make an initial Purchase Payment of $100,000. For purposes of this example we will assume a 0% growth rate over the life of the contract, no subsequent Purchase Payments and no election of optional features. In contract year 2, you take out your maximum free withdrawal of $10,000. After that free withdrawal your contract value is $90,000. In the 3rd contract year, you request a total withdrawal of your contract. We will apply the following calculation:

A-(B x C)=D, where:
    A=Your contract value at the time of your request for withdrawal ($90,000) B=The amount of your Purchase Payments still subject to withdrawal charge
      ($100,000)
    C=The withdrawal charge percentage applicable to the age of each Purchase
      Payment (assuming 6% is the applicable percentage) [B x C=$6,000]
    D=Your full contract value ($84,000) available for total withdrawal

If you surrender your contract, we may also deduct any premium taxes, if applicable. PLEASE SEE EXPENSES BELOW.


Under most circumstances, the minimum amount you can withdraw is $1,000. We require that the value left in any Variable Portfolio or available Fixed Account be at least $1,000 after the withdrawal, and your total contract value must be at least $2,500. The request for withdrawal must be in writing and sent to the Annuity Service Center. For withdrawals of $500,000 and more, you are required to include a signature guarantee issued by your broker-dealer which verifies the validity of your signature. Unless you provide us with different instructions, partial withdrawals will be made proportionately from each Variable Portfolio and the Fixed Account in which you are invested. In the event that a proportionate partial withdrawal would cause the value of any Variable Portfolio or Fixed Account investment to be less than $100, we will contact you to obtain alternate instructions on how to structure the withdrawal.


Withdrawals made prior to age 59 1/2 may result in a 10% IRS penalty tax. PLEASE SEE TAXES BELOW. Under certain Qualified plans, access to the money in your contract may be restricted.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months.

SYSTEMATIC WITHDRAWAL PROGRAM

During the Accumulation Phase, you may elect to receive periodic withdrawals under the Systematic Withdrawal program for no additional charge. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these withdrawals to your bank account is also available. The minimum amount of each withdrawal is $100. There must be at least $2,500 remaining in your contract at all times, or withdrawals may be discontinued. Withdrawals may be taxable and a 10% federal penalty tax may apply if you are under age 59 1/2. A withdrawal charge may apply if the amount of the periodic withdrawals in any year exceeds the free withdrawal amount permitted each year. PLEASE SEE ACCESS TO YOUR MONEY ABOVE AND SEE EXPENSES BELOW.

Please contact our Annuity Service Center which can provide the necessary enrollment forms.

Upon notification of your death, we will terminate the Systematic Withdrawal program unless your Beneficiary instructs us otherwise.


WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SYSTEMATIC WITHDRAWAL PROGRAM AT ANY TIME AND WE WILL NOTIFY YOU IF WE EXERCISE THAT RIGHT.


NURSING HOME WAIVER

If you are confined to a nursing home for 60 days or longer, we may waive the withdrawal charge on certain withdrawals prior to the Annuity Date. The waiver applies only to withdrawals made during the confinement period while you are in a nursing home or within 90 days after you leave the nursing home. You cannot use this waiver during the first 90 days after your contract is issued. In addition, the confinement period for which you seek the waiver must begin after you purchase your contract. We will only waive the withdrawal charges on withdrawals or surrenders paid directly to the contract owner, and not to a third party or other financial services company.

In order to use this waiver, you must submit with your withdrawal request to the Annuity Service Center, the following documents: (1) a doctor's note recommending admittance to a nursing home; (2) an admittance form which shows the type of facility you entered; and (3) a bill from the nursing home which shows that you met the 60-day confinement requirement. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW FOR STATE SPECIFIC INFORMATION REGARDING THE AVAILABILITY OF THE NURSING HOME WAIVER.

MINIMUM CONTRACT VALUE

Where permitted by state law, we may terminate your contract if your contract value is less than $2,500 as a result of withdrawals and/or fees and charges. We will provide you with 60 days written notice that your contract is being terminated. At the end of the notice period, we will distribute the contract's remaining value to you.

QUALIFIED CONTRACT OWNERS

Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. PLEASE SEE TAXES BELOW for a more detailed explanation.

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                                 DEATH BENEFITS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

If you die during the Accumulation Phase of your contract, we pay a death benefit to your Beneficiary. You must select a death benefit option at the time you purchase your contract. Once selected, you cannot change your death benefit option. You should discuss the available options with your financial representative to determine which option is best for you.

We do not pay a death benefit if you die after you begin the Income Phase; your Beneficiary would receive any remaining guaranteed annuity income payments in accordance with the annuity income option you selected. PLEASE SEE ANNUITY INCOME OPTIONS BELOW.

You designate your Beneficiary who will receive any death benefit payments. You may change the Beneficiary at any time. If your contract is jointly owned, the surviving joint Owner is the sole Beneficiary. Joint Annuitants, if any, when the Owner is a non-natural person shall be each other's sole Beneficiary, except when the Owner is a charitable remainder trust. In designating your Beneficiary, you may impose restrictions on the timing and manner of the payment of death benefits. Those restrictions can govern the payment of the death benefit.

If the contract is owned by a trust or any other non-natural person, we will treat the death of the Primary Annuitant as the death of any Owner.

If any contract is owned by a trust, whether as an agent for a natural person or otherwise, you should consider the contractual provisions that apply, including provisions that apply in the event of the death or change of an Annuitant, in determining whether the contract is an appropriate trust investment. You may wish to consult with your tax and/or legal adviser.

We calculate and pay the death benefit when we receive all required paperwork and satisfactory proof of death in Good Order. All death benefit calculations discussed below are made as of the day a death benefit request is received by us in Good Order at the Annuity Service Center, (including satisfactory proof of death) if the request is received before Market Close. If the death benefit request is received after Market Close, the death benefit calculations will be as of the next business day. If the death benefit request is not received by us in Good Order or if notification of the death is made by the Beneficiary prior to submitting all required paperwork and satisfactory proof of death, the Beneficiary may have the option of transferring the entire contract value to the Cash Management Variable Portfolio or available Fixed Account by contacting the Annuity Service Center. We consider due proof of death in Good Order to be satisfactory written proof of death which may include:



     1. a certified copy of the death certificate;


     2. a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

     3. a written statement by a medical doctor who attended the deceased at the time of death.

For contracts in which the aggregate of all Purchase Payments in contracts issued by AGL and/or US Life to the same Owner/Annuitant are in excess of the Purchase Payments Limit, we reserve the right to limit the death benefit amount that is in excess of contract value at the time we receive all paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.

If a Beneficiary does not elect a settlement option, within 60 days of our receipt of all required paperwork and satisfactory proof of death received by us in Good Order, we pay a lump sum death benefit by check to the Beneficiary's address of record.

The death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an annuity income option. If the Beneficiary elects an annuity income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin within one year of your death.

If the Beneficiary is the spouse of a deceased owner, he or she can elect to continue the contract at the then current value. PLEASE SEE SPOUSAL CONTINUATION BELOW.

BENEFICIARY CONTINUATION PROGRAMS

EXTENDED LEGACY PROGRAM

The Extended Legacy Program, if available, can allow a Beneficiary to an existing contract issued by the Company to take the death benefit amount in the form of withdrawals over a longer period of time, with the flexibility to withdraw more than the IRS required minimum distribution. The Beneficiary may elect the Extended Legacy Program on the Death Claim Form. The Extended Legacy Guide includes important information regarding the program and may be requested from the Annuity Service Center.

We will send the Beneficiary a prospectus which describes the investment options and administrative features available under the Extended Legacy Program along with the Extended Legacy Guide. Upon election of the Extended Legacy Program, the contract continues in the original Owner's name for the benefit of the Beneficiary. Generally, IRS required minimum distributions must be made at least annually over a period not to exceed the Beneficiary's life expectancy as determined in the calendar year after the Owner's death. Payments must begin no later than the first anniversary of death for Non-Qualified contracts or December 31st of the year following the year of death for IRAs. Your Beneficiary cannot participate in the Extended Legacy Program if he/she has already elected another settlement option.

If the Beneficiary elects to participate in this program and the contract value is less than the death benefit amount as of the date we receive satisfactory proof of death and all required paperwork, we will increase the contract value by the amount which the death benefit exceeds contract value.

There are certain restrictions applicable to the Extended Legacy Program. The Extended Legacy Program cannot be elected with rollover contracts from other companies. No Purchase Payments are permitted. Death Benefits that may have been elected by the original Owner are not available and any charges associated with these features will no longer be deducted. In the event of the Beneficiary's death, any remaining contract value will be paid to the person(s) named by the Beneficiary. The contract may not be assigned and ownership may not be changed or jointly owned.


If the Beneficiary elects the Extended Legacy Program, we will charge an annual Separate Account Charge of 1.10%. This charge is deducted daily from the average daily ending net asset value allocated to the Variable Portfolios. The Beneficiary may withdraw all or a portion of the contract value at any time and withdrawals are not subject to withdrawal charges. Additionally, the Beneficiary may choose to participate in the Systematic Withdrawal Program and the Automatic Asset Rebalancing Program.


5-YEAR SETTLEMENT OPTION

The Beneficiary may also elect to receive the death benefit under a 5-year settlement option. The Beneficiary may take withdrawals as desired, but the death benefit proceeds must be distributed by December 31st of the year containing the fifth anniversary of death. For IRAs, the 5-year settlement option is not available if the date of death is after the required beginning date for distributions (April 1 of the year following the year the original Owner reaches the age of 70 1/2).

INHERITED ACCOUNT PROGRAM

The Inherited Account Program, if available, can allow a beneficiary of another company's annuity contract to transfer their inherited IRA or inherited Non-Qualified deferred annuity to fund a new contract issued by the Company. The beneficiary of the transferred contract may elect the Inherited Account Program on the Inherited Account and Required Minimum Distribution Election Form along with a new contract application. The beneficiary of the transferred contract becomes the Owner of the contract issued by us.

There are certain restrictions applicable to the Inherited Account Program. No Purchase Payments are permitted after the contract has been issued. The contract may not be assigned and ownership may not be changed or jointly owned.

The Internal Revenue Code requires minimum distributions from inherited IRAs and inherited Non-Qualified annuity contracts. Once the contract is issued, a systematic withdrawal program must be established and cannot be terminated.

The contract issued is subject to the same fees and charges applicable to any Owner of the contract, including withdrawal charges. All Variable Portfolios and available Fixed Accounts offered by the contract are available for investment. You may transfer funds among the investment options. Upon your death, your designated Beneficiary will receive the standard death benefit, unless you elect an optional death benefit at contract issue, for an additional fee.

PLEASE CONSULT A QUALIFIED ADVISER REGARDING TAX IMPLICATIONS ABOUT YOUR PARTICULAR CIRCUMSTANCES IF YOU ARE CONSIDERING ONE OF THESE BENEFICIARY CONTINUATION OPTIONS.

DEATH BENEFIT DEFINED TERMS

The term "Net Purchase Payment" is used frequently in describing the death benefit payable. Net Purchase Payment is an on-going calculation. It does not represent a contract value.

We define Net Purchase Payments as Purchase Payments less an adjustment for each withdrawal, including fees and charges applicable to that withdrawal. If you have not taken any withdrawals from your contract, Net Purchase Payments equal total Purchase Payments into your contract. To calculate the adjustment amount for the first withdrawal made under the contract, we determine the percentage by which the withdrawal reduced the contract value. For example, a $10,000 withdrawal from a $100,000 contract is a 10% reduction in value. This percentage is calculated by dividing the amount of each withdrawal by the contract value immediately before taking the withdrawal. The resulting percentage is then multiplied by the amount of the total Purchase Payments and subtracted from the amount of the total Purchase Payments on deposit at the time of the withdrawal. The resulting amount is the initial Net Purchase Payment.

To arrive at the Net Purchase Payment calculation for subsequent withdrawals, we determine the percentage by which the contract value is reduced, by taking the amount of the withdrawal in relation to the contract value immediately before the withdrawal. We then multiply the Net Purchase Payment calculation as determined prior to the withdrawal, by this percentage. We subtract that result from the Net Purchase Payment calculation as determined prior to the withdrawal to arrive at all subsequent Net Purchase Payment calculations.

The term "withdrawals" as used in describing the death benefit options is defined as withdrawals and the fees and charges applicable to those withdrawals.


The Company does not accept Purchase Payments from anyone age 86 or older. Therefore, the death benefit calculations assume that no Purchase Payments are received on or after your 86th birthday.

STANDARD DEATH BENEFIT

The standard death benefit is contract value.

OPTIONAL RETURN OF PURCHASE PAYMENT DEATH BENEFIT


For an additional fee, you may elect the optional Return of Purchase Payment death benefit described below which can provide greater protection for your beneficiaries. You may only elect the optional Return of Purchase Payment death benefit at the time you purchase your contract and you cannot change your election thereafter at any time. The annualized fee for the optional Return of Purchase Payment death benefit is 0.30% of the average daily net asset value allocated to the Variable Portfolios. You may pay for the optional death benefit and your Beneficiary may never receive the benefit once you begin the Income Phase. The Return of Purchase Payment death benefit can only be elected prior to your 76th birthday.


The death benefit is the greater of:

     1. Contract value; or

     2. Net Purchase Payments

SPOUSAL CONTINUATION

The Continuing Spouse may elect to continue the contract after your death. Generally, the contract, its benefits and elected features, if any, remain the same. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original Owner of the contract. A spousal continuation can only take place once, upon the death of the original Owner of the contract. If the Continuing Spouse terminates any optional death benefit, no optional death benefit will be payable to the Continuing Spouse's Beneficiary.

Non-spousal joint Owners (which can include Domestic Partners) who jointly own or are Beneficiaries of a contract should consult with their tax adviser and/or financial representative as, under current tax law, they are not eligible for spousal continuation of the contract.


Upon a spousal continuation, we will contribute to the contract value an amount by which the death benefit that would have been paid to the Beneficiary upon the death of the original Owner, exceeds the contract value as of the Good Order date ("Continuation Contribution"), if any. We will add any Continuation Contribution as of the date we receive both the Continuing Spouse's written request to continue the contract and satisfactory proof of death of the original Owner ("Continuation Date") at the Annuity Service Center. The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except the death benefit following the Continuing Spouse's death. The age of the Continuing Spouse on the Continuation Date will be used to determine any future death benefits under the contract. If you elected the optional Return of Purchase Payment Death Benefit, the death benefit payable upon the Continuing Spouse's death would differ depending on whether the Continuing Spouse is age 75 or younger or age 76 and older on the Continuation Date.


The Continuing Spouse may not terminate the Return of Purchase Payment death benefit if elected at contract issue. To the extent that the Continuing Spouse invests in the Variable Portfolios, he/she will be subject to investment risk as was the original Owner.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

The following details the death benefit options payable upon the Continuing Spouse's death. The death benefit we will pay to the new Beneficiary chosen by the Continuing Spouse varies depending on the death benefit option elected by the original Owner of the contract, the age of the Continuing Spouse as of the Continuation Date and the Continuing Spouse's date of death.

We define "Continuation Net Purchase Payments" as Net Purchase Payments made on or after the Continuation Date. For the purpose of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution, is considered a Purchase Payment. If the Continuing Spouse makes no additional Purchase Payments or withdrawals, the Continuation Net Purchase Payments equals the contract value on the Continuation Date, including the Continuation Contribution, if any.

The term "withdrawals" as used in describing the death benefits is defined as withdrawals and the fees and charges applicable to those withdrawals.

THE COMPANY WILL NOT ACCEPT PURCHASE PAYMENTS FROM ANYONE AGE 86 OR OLDER. THEREFORE, THE DEATH BENEFIT CALCULATIONS DESCRIBED BELOW ASSUME THAT NO PURCHASE PAYMENTS ARE RECEIVED ON OR AFTER THE CONTINUING SPOUSE'S 86TH BIRTHDAY.

STANDARD DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH

The standard death benefit will be contract value.

OPTIONAL RETURN OF PURCHASE PAYMENT DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH

If the Continuing Spouse is age 75 or younger on the Continuation Date, the death benefit will be the greater of:

     a. Contract value; or

     b. Continuation Net Purchase Payments.

If the Continuing Spouse is age 76 or older on the Continuation Date, the death benefit is equal to contract value, and the Optional Return of Purchase Payment Death Benefit fee will not apply.

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                                    EXPENSES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

There are fees and expenses associated with your contract which reduce your investment return. We will not increase certain contract fees, such as mortality and expense charges or withdrawal charges for the life of your contract. Underlying Fund investment management fees may increase or decrease. Some states may require that we charge less than the amounts described below. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX FOR STATE-SPECIFIC EXPENSES.

We intend to profit from the sale of the contracts. Our profit may be derived as a result of a variety of pricing factors including but not limited to the fees and charges assessed under the contract and/or amounts we may receive from an Underlying Fund, its investment adviser and/or subadvisers (or affiliates thereof). PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW. The fees, charges, amounts received from the Underlying Funds (or affiliates thereof) and any resulting profit may be used for any corporate purpose including supporting marketing, distribution and/or administration of the contract and, in its role as an intermediary, the Underlying Funds.

SEPARATE ACCOUNT EXPENSES

The annualized Separate Account expense is 1.10% of the average daily ending net asset value allocated to the Variable Portfolios. This charge compensates the Company for the mortality and expense risk and the costs of contract distribution assumed by the Company.

Generally, the mortality risks assumed by the Company arise from its contractual obligations to make annuity income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the fees and charges assessed under the contract.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference. The mortality and expense risk charge is expected to result in a profit. Profit may be used for any cost or expense including supporting distribution. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

WITHDRAWAL CHARGES

The contract provides a free withdrawal amount every contract year. PLEASE SEE ACCESS TO YOUR MONEY ABOVE. You may incur a withdrawal charge if you take a withdrawal in excess of the free withdrawal amount and/or if you fully surrender your contract. Withdrawal Charges reimburse us for the cost of contract sales, expenses associated with issuing your contract and other acquisition expenses.

We apply a withdrawal charge against each Purchase Payment you contribute to the contract. After a Purchase Payment has been in the contract for five complete years, a withdrawal charge no longer applies to that Purchase Payment. The withdrawal charge percentage declines over time for each Purchase Payment in the contract. The withdrawal charge schedule is as follows:


--------------------------------------------------------------------
 YEARS SINCE
 PURCHASE PAYMENT
 RECEIPT                 1       2       3       4       5      6+
--------------------------------------------------------------------
 WITHDRAWAL CHARGE      7%      7%      6%      6%      5%      0%
--------------------------------------------------------------------



When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered as coming from earnings first, then Purchase Payments. PLEASE SEE ACCESS TO YOUR MONEY ABOVE.

If you take a partial withdrawal, you can choose whether any applicable withdrawal charges are deducted from the amount withdrawn or from the contract value remaining after the amount withdrawn. If you fully surrender your contract value, we deduct any applicable withdrawal charges from the amount surrendered.

We will not assess a withdrawal charge when we pay a death benefit, assess contract fees and/or when you switch to the Income Phase.

Withdrawals made prior to age 59 1/2 may result in tax penalties. PLEASE SEE TAXES BELOW.

UNDERLYING FUND EXPENSES

INVESTMENT MANAGEMENT FEES

Each Variable Portfolio purchases shares of a corresponding Underlying Fund. The Accumulation Unit value for each Variable Portfolio reflects the investment management fees and other expenses of the corresponding Underlying Funds. The Accumulation Unit value for Variable Portfolios that invest in Feeder Funds also will reflect the investment management fee and other expenses of the corresponding Master Fund in which the Feeder Funds invest. These fees may vary. They are not fixed or specified in your annuity contract, rather the fees are set by the Underlying Funds' own board of directors.

12b-1 FEES

Most Underlying Funds available in this product, including the Feeder Funds, assess a 12b-1 fee of up to 0.40% of the average daily net assets allocated to those Underlying Funds. Over time these fees will increase the cost of your investment.

There is an annualized 0.25% fee applicable to Class 3 shares of Anchor Series Trust, Seasons Series Trust and SunAmerica Series Trust, Class 2 shares of American Funds Insurance Series, Columbia Funds Variable Series Trust II and Franklin Templeton Variable Insurance Products Trust, Class III shares of BlackRock Variable Series Funds, Inc., Class A shares of IVY Variable Insurance Portfolios, Class S shares of Neuberger Berman Advisers Management Trust, Service Class shares of Goldman Sachs Variable Insurance Trust, and Series II shares of AIM Invesco Insurance Funds (Invesco Variable Insurance Funds).

There is an annualized 0.40% fee applicable to Class Adv shares of the Underlying Funds in the Goldman Sachs Variable Insurance Trust.

The Underlying Funds make payment to us of the 12b-1 fees under their distribution plans (12b-1 plans) for the marketing and distribution of fund shares.

The 12b-1 fees compensate us for costs associated with the distribution and/or servicing of these shares, including, but not limited to, reimbursing us for payments we make to registered representatives in selling firms for providing services to contract owners who are indirect beneficial owners of these shares and for maintaining contract owner accounts.

There are deductions from and expenses paid out of the assets of each Underlying Fund. DETAILED INFORMATION

ABOUT THESE DEDUCTIONS AND EXPENSES CAN BE FOUND IN THE PROSPECTUSES FOR THE UNDERLYING FUNDS.

CONTRACT MAINTENANCE FEE

During the Accumulation Phase, we deduct a contract maintenance fee of $50 from your contract once per year on your contract anniversary. This charge compensates us for the cost of administering your contract. The fee is deducted proportionately from your contract value on your contract anniversary by redeeming the number of Accumulation Units invested in the Variable Portfolios and the dollar amount invested in available Fixed Accounts which in total equal the amount of the fee. If you withdraw your entire contract value, we will deduct the contract maintenance fee from that withdrawal.

If your contract value is $75,000 or more on your contract anniversary date, we currently waive this fee. This waiver is subject to change without notice.

TRANSFER FEE

We permit 15 free transfers between investment options each contract year. We charge you $25 for each additional transfer that contract year. The transfer fee compensates us for the cost of processing your transfer.

OPTIONAL RETURN OF PURCHASE PAYMENT DEATH BENEFIT FEE


The annualized fee for the optional Return of Purchase Payment death benefit is 0.30% of the average daily ending net asset value allocated to the Variable Portfolio(s).


PREMIUM TAX

Certain states charge the Company a tax on Purchase Payments up to a maximum of 3.5%. These states permit us to either deduct the premium tax when you make a Purchase Payment or when you fully surrender your contract or begin the Income Phase. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX for a listing of the states that charge premium taxes, the percentage of the tax and distinctions in impact on Qualified and Non-Qualified contracts.

INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED

Sometimes sales of contracts to groups of similarly situated individuals may lower our fees and expenses. We reserve the right to reduce or waive certain fees and expenses when this type of sale occurs. In addition, we may also credit additional amounts to contracts sold to such groups. We determine which groups are eligible for this treatment. Some of the criteria we evaluate to make a determination are size of the group; amount of expected Purchase Payments; relationship existing between us and the prospective purchaser; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that fees and expenses may be reduced.

The Company may make such a determination regarding sales to its employees, its affiliates' employees and employees of currently contracted broker-dealers; its registered representatives; and immediate family members of all of those described. Currently, the Company credits an additional amount to contracts sold to the following groups: (1) employees of the Company and its affiliates, and their immediate family members; (2) appointed agents and registered representatives of broker-dealers that sell the Company's and its affiliates' variable contracts, and the agents' and registered representatives' immediate family members; (3) trustees of mutual funds offered in the Company's and its affiliates' variable contracts. The additional amount credited to a contract sold to one of the above individuals will generally equal the commission payable on the initial purchase payment for the contract. This means that the additional amount will generally be in the range of 1.10% to 5.50% of the initial Purchase Payment.

Certain broker-dealers may limit crediting this additional amount to employees only.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE ANY SUCH DETERMINATION OR THE TREATMENT APPLIED TO A PARTICULAR GROUP AT ANY TIME.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                    PAYMENTS IN CONNECTION WITH DISTRIBUTION
                                 OF THE CONTRACT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PAYMENTS WE MAKE

We make payments in connection with the distribution of the contracts that generally fall into the three categories below.


COMMISSIONS. Registered representatives of affiliated and unaffiliated broker-dealers ("selling firms") licensed under federal securities laws and state insurance laws sell the contract to the public. The selling firms have entered into written selling agreements with the Company and AIG Capital Services, Inc., the distributor of the contracts. We pay commissions to the selling firms for the sale of your contract. The selling firms are paid commissions for the promotion and sale of the contracts according to one or more schedules. The amount and timing of commissions will vary depending on the selling firm and its selling agreement with us. For example, as one option, we may pay upfront commission only, up to a maximum 5.50% of each Purchase Payment you invest (which may include promotional amounts we may pay periodically as commission specials). Another option may be a lower upfront commission on each

                           PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

     The following financial statements are included in Part B of this Registration Statement:

- Audited Financial Statements of Variable Separate Account of American General Life Insurance Company for the year ended December 31, 2013.

- Audited Consolidated Financial Statements of American General Life Insurance Company for the years ended December 31, 2013, 2012 and 2011.

(b) Exhibits

(1)   Resolution Establishing Separate Account....................................  2
(2)   Custody Agreements..........................................................  Not Applicable
(3)   (a)  Distribution Contract..................................................  2
(4)   Variable Annuity Contract
      (a)  AGL Variable Annuity Contract (AG-803 (7/13))..........................  Filed Herewith
      (b)  AGL Nursing Home Waiver Rider (A-7036-RI)..............................  20
      (c)  AGL Premium Plus Endorsement (ASE-6245 (12/08))........................  20
      (d)  AGL Return of Purchase Payment Death Benefit Endorsement (AGE-8027
           (5/14))................................................................  Filed Herewith
      (b)  Selling Agreement......................................................  19
(5)   Application for Contract
      (a)  AGL Annuity Application (AGA-579-IO (5/14))............................  Filed Herewith
(6)   Corporate Documents of Depositor
      (a)  Amended and Restated Articles of Incorporation of American General Life
           Insurance Company, effective December 31, 1991.........................  1
      (b)  Amendment to the Amended and Restated Articles of Incorporation of
           American General Life Insurance Company, effective July 13, 1995.......  4
      (c)  By-Laws of American General Life Insurance Company, restated as of June
           8, 2005................................................................  11
(7)   Reinsurance Contract........................................................  Not Applicable
(8)   Material Contracts
      (a)  AIM Variable Insurance Funds (Invesco Variable Insurance Funds) Fund
           Participation Agreement................................................  15
      (b)  American Funds Insurance Series Fund Participation Agreement...........  13
      (c)  Amendment to American Funds Insurance Fund Participation Agreement.....  Filed Herewith
      (d)  American Funds Insurance Series and SunAmerica Series Trust Master-
           Feeder Fund Participation Agreement....................................  12
      (e)  Anchor Series Trust Fund Participation Agreement.......................  17
      (f)  BlackRock Variable Series Funds, Inc. Amended and Restated Fund
           Participation Agreement................................................  18
      (g)  Amendment to BlackRock Variable Series Funds, Inc. Amended and Restated
           Fund Participation Agreement...........................................  Filed Herewith
      (h)  Columbia Funds Variable Series Trust II Fund Participation Agreement...  16
      (i)  Franklin Templeton Variable Insurance Products Trust Fund Participation
           Agreement..............................................................  14
      (j)  Goldman Sachs Variable Insurance Trust Participation Agreement.........  10
      (k)  Amendment to Goldman Sachs Variable Insurance Trust Participation
           Agreement..............................................................  Filed Herewith
      (l)  Ivy Funds Variable Insurance Portfolios Funds Participation Agreement..  Filed Herewith
      (m)  Lord Abbett Series Fund, Inc. Fund Participation Agreement.............  9
      (n)  Neuberger Berman Advisers Management Trust Fund Participation
           Agreement..............................................................  6
      (o)  Assignment and Modification Agreement to Neuberger Berman Advisers
           Management Trust Fund Participation Agreement..........................  6
      (p)  Amendment to Neuberger Berman Advisers Management Trust Fund
           Participation Agreement................................................  Filed Herewith
      (q)  PIMCO Variable Insurance Trust Fund Participation Agreement............  7
      (r)  Amendment to PIMCO Variable Insurance Trust Fund Participation
           Agreement..............................................................  Filed Herewith
      (s)  Seasons Series Trust Fund Participation Agreement......................  17
      (t)  SunAmerica Series Trust Fund Participation Agreement...................  17
      (u)  The Universal Institutional Funds, Inc. Fund Participation Agreement...  3
      (v)  Amendment to The Universal Institutional Funds, Inc. Fund Participation
           Agreement..............................................................  Filed Herewith
      (w)  VALIC Company I Participation Agreement................................  5

      (x)  Amendment to VALIC Company I Participation Agreement...................  Filed Herewith
      (y)  Van Kampen Life Investment Trust Fund Participation Agreement..........  8
      (z)  Letter of Consents to Assignment of Fund Participation and Other
           Agreements.............................................................  19
(9)   Opinion of Counsel and Consent of Depositor.................................  Filed Herewith
(10)  Consents....................................................................  Filed Herewith
(11)  Financial Statements Omitted from Item 23...................................  Not Applicable
(12)  Initial Capitalization Agreement............................................  Not Applicable
(13)  (a)  Power of Attorney -- American General Life Insurance Company
           Directors..............................................................  21


--------

 1 Incorporated by reference to Initial Registration Statement, File No. 033-
   43390 of American General Life Insurance Company Separate Account D, filed on October 16, 1991.

 2 Incorporated by reference to Initial Registration Statement, File Nos. 333-
   25473 and 811-03859, filed on April 18, 1997, Accession No. 0000950148-97-
   000989.

 3 Incorporated by reference to Post-Effective Amendment No. 12 and Amendment
   No. 60, File Nos. 033-43390 and 811-2411, filed on April 30, 1997, Accession No. 0000904456-97-000066.

 4 Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6
   Registration Statement, File No. 333-53909, of American General Life Insurance Company Separate Account VL-R, filed on August 19, 1998, Accession No. 0000899243-98-001661.

 5 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No.
   65, File Nos. 333-40637 and 811-2441, filed on February 12, 1998, Accession No. 0000904456-98-000032.

 6 Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6
   Registration Statement, File No. 333-89897, filed on January 21, 2000, Accession No. 0000899243-00-000089.

 7 Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6
   Registration Statement, File No. 333-80191, filed on September 20, 2000, Accession No. 0000899243-00-002107.

 8 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No.
   1, File Nos. 333-66114 and 811-03859, filed on October 25, 2001, Accession No. 0000950148-01-502065.

 9 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No.
   1, File Nos. 333-91860 and 811-03859, filed on October 28, 2002, Accession No. 0000898430-02-003844.

10 Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6
   Registration Statement, File No. 333-90787, filed on December 19, 2003, Accession No. 0001193125-03-097054.

11 Incorporated by reference to Post-Effective Amendment No. 11 and Amendment
   No. 46, File Nos. 333-43264 and 811-08561, of American General Life Insurance Company Separate Account VL-R, filed on August 12, 2005, Accession No. 0001193125-05-165474.

12 Incorporated by reference to Post-Effective Amendment No. 2 and Amendment No.
   3, File Nos. 333-137867 and 811-03859, filed on April 26, 2007, Accession No. 0000950148-07-000100.

13 Incorporated by reference to Post-Effective Amendment No. 2 and Amendment No.
   3, File Nos. 333-137892 and 811-03859, filed on April 26, 2007, Accession No. 0000950148-07-000101.

14 Incorporated by reference to Post-Effective Amendment No. 5 and Amendment No.
   6, File Nos. 333-137867 and 811-03859, filed on April 28, 2008, Accession No. 0000950148-08-000092.

15 Incorporated by reference to Post-Effective Amendment No. 7 and Amendment No.
   8, File Nos. 333-157199 and 811-03859, filed on August 25, 2010, Accession No. 0000950123-10-080861.

16 Incorporated by reference to Post-Effective Amendment No. 34 and Amendment
   No. 36, File Nos. 333-58234 and 811-03859, filed on May 1, 2011, Accession No. 0000950123-11-042326.

17 Incorporated by reference to Post-Effective Amendment No. 4 and Amendment No.
   5, File Nos. 333-172003 and 811-03859, filed on July 13, 2012, Accession No. 0000950123-12-010016.

18 Incorporated by reference to Form N-6 Initial Registration Statement, File
   No. 333-185761, filed on December 31, 2012, Accession No. 0001193125-12-
   519304.

19 Incorporated by reference to Initial Registration Statement, File Nos. 333-
   185762 and 811-03859, filed on January 2, 2013, Accession No. 0000950123-12-
   014430.

20 Incorporated by reference to Post-Effective Amendment No. 1 and Amendment No.
   1, File Nos. 333-185762 and 811-03859, filed on April 29, 2013, Accession No. 0000950123-13-002952.

21 Incorporated by reference to Initial Registration Statement, File No. 333-
   198223 and 811-03859, filed August 18, 2014, Accession No. 0000950123-14-
   009225.

                           PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following financial statements are included in Part B of this Registration
Statement:

- Audited Financial Statements of FS Variable Separate Account of The United States Life Insurance Company in the City of New York for the year ended December 31, 2013.

- Audited Financial Statements of The United States Life Insurance Company in the City of New York for the years ended December 31, 2013, 2012 and 2011.

(b) Exhibits

(1)   Resolutions Establishing Separate Account.................................    6
(2)   Custody Agreements........................................................    Not Applicable
(3)   (a)  Distribution Agreement...............................................    12
      (b)  Selling Agreement....................................................    12
(4)   Variable Annuity Contract
      (a)  USL Variable Annuity Contract (US-802 (5/14))........................    Filed Herewith
      (b)  USL Nursing Home Waiver Rider (FSE-6223 (8/06))......................    14
      (c)  USL Premium Plus Endorsement (FSE-6245 (12/08))......................    14
      (d)  USL Return of Purchase Payment Death Benefit Endorsement
           (USLE-8027 (5/14))...................................................    Filed Herewith
(5)   Application for Contract..................................................
      (a)  USL Annuity Application (USL-579-IO (5/14))..........................    Filed Herewith
(6)   Corporate Documents of Depositor
      (a)  Copy of the Bylaws of The United States Life Insurance Company in the
           City of New York, Amended and Restated December 14, 2010.............    11
(7)   Reinsurance Contract......................................................    Not Applicable
(8)   Material Contracts
      (a)  AIM Variable Insurance Funds (Invesco Variable Insurance Funds) Fund
           Participation Agreement..............................................    10
      (b)  American Funds Insurance Series Fund Participation Agreement.........    5
      (c)  Amendment to American Funds Insurance Fund Participation Agreement...    Filed Herewith
      (d)  American Funds Insurance Series and SunAmerica Series Trust Master-
           Feeder Fund Participation Agreement..................................    8
      (e)  Anchor Series Trust Fund Participation Agreement.....................    13
      (f)  BlackRock Variable Series Funds, Inc. Amended and Restated Fund
           Participation Agreement..............................................    11
      (g)  Amendment to BlackRock Variable Series Funds, Inc. Amended and
           Restated Fund Participation Agreement................................    Filed Herewith
      (h)  Columbia Funds Variable Series Trust II Fund Participation
           Agreement............................................................    Filed Herewith
      (i)  Franklin Templeton Variable Insurance Products Trust Fund
           Participation Agreement..............................................    9
      (j)  Amendment to Franklin Templeton Variable Insurance Products Trust
           Fund Participation Agreement.........................................    12
      (k)  Goldman Sachs Variable Insurance Trust Participation Agreement.......    7
      (l)  Amendment to Goldman Sachs Variable Insurance Trust Participation
           Agreement............................................................    Filed Herewith
      (m)  Ivy Funds Variable Insurance Portfolios Funds Participation
           Agreement............................................................    Filed Herewith
      (n)  Lord Abbett Series Fund, Inc. Fund Participation Agreement...........    13
      (o)  Neuberger Berman Advisers Management Trust Fund Participation
           Agreement............................................................    3
      (p)  Amendment to Neuberger Berman Advisers Management Trust Fund
           Participation Agreement..............................................    Filed Herewith
      (q)  PIMCO Variable Insurance Trust Fund Participation Agreement..........    3
      (r)  Amendment to PIMCO Variable Insurance Trust Fund Participation
           Agreement............................................................    Filed Herewith
      (s)  Seasons Series Trust Fund Participation Agreement....................    13
      (t)  SunAmerica Series Trust Fund Participation Agreement.................    13
      (u)  The Universal Institutional Funds Inc. Fund Participation Agreement..    1
      (v)  Amendment to The Universal Institutional Funds Inc. Fund
           Participation Agreement..............................................    Filed Herewith
      (w)  VALIC Company I Participation Agreement..............................    2

      (x)  Amendment to VALIC Company I Participation Agreement.................    Filed Herewith
      (y)  Van Kampen Life Investment Trust Fund Participation Agreement........    4
      (z)  Letter of Consent to Assignment of Fund Participation Agreement......    12
(9)   Opinion of Counsel and Consent of Depositor...............................    Filed Herewith
(10)  Consents..................................................................    Filed Herewith
(11)  Financial Statements Omitted from Item 23.................................    Not Applicable
(12)  Initial Capitalization Agreement..........................................    Not Applicable
(13)  Other
      (a)  Power of Attorney -- The United States Life Insurance Company in the
           City of New York Directors...........................................    15


--------

 1 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No.
   2, File Nos. 333-63673 and 811-09007, filed on May 26, 1999, Accession No. 0000899243-99-001176.

 2 Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6
   Registration Statement, File No. 333-79471, filed on November 5, 1999, Accession No. 0000899243-99-002179.

 3 Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6
   Registration Statement, File No. 333-79471, filed on October 20, 2000, Accession No. 0000899243-00-002228.

 4 Incorporated by reference to Post-Effective Amendment No. 18 and Amendment
   No. 20, File Nos. 033-85014 and 811-08810, filed on November 27, 2002,
   Accession No. 0000950148-02-002786.

 5 Incorporated by reference to Pre-Effective Amendment No. 18 and Amendment No.
   20, File Nos. 033-85014 and 811-08810, filed on November 27, 2002, Accession No. 0000950148-02-002786.

 6 Incorporated by reference to the Initial Registration Statement, File Nos.
   333-102137 and 811-08810, filed December 23, 2002, Accession No. 0000898430-
   02-004616.

 7 Incorporated by reference to Post-Effective Amendment No. 10 to Form N-6
   Registration Statement, File No. 333-48457, filed on May 2, 2005, Accession No. 0001193125-05-091912.

 8 Incorporated by reference to Post-Effective Amendment No. 13 and Amendment
   No.  14, File Nos. 333-102137 and 811-08810, filed on April 30, 2007,
   Accession No. 0000950124-07-002498.

 9 Incorporated by reference to Post-Effective Amendment No. 1 and Amendment No.
   4, File Nos. 333-147008 and 811-08810, filed on April 28, 2008, Accession No. 0000950148-08-000100.

10 Incorporated by reference to Post-Effective Amendment No. 4 and Amendment No.
   7, File Nos. 333-146491 and 811-08810, filed on August 26, 2010, Accession No. 0000950123-10-081251.

11 Incorporated by reference to Post-Effective Amendment No. 1 and Amendment No.
   2, File Nos. 333-171493 and 811-04865-01, filed on May 2, 2011, Accession No.
   0001193125-11-120900.

12 Incorporated by reference to Initial Registration Statement, File Nos. 333-
   178841 and 811-08810, filed on January 3, 2012, Accession No. 0000950123-11-
   104741.

13 Incorporated by reference to Post-Effective Amendment No. 3 and Amendment No.
   3, File Nos. 333-178842 and 811-08810, filed on July 13, 2012, Accession No. 0000950123-12-010018.

14 Incorporated by reference to Post-Effective Amendment No. 5 and Amendment No.
   5, File Nos. 333-178841 and 811-08810, filed on April 29, 2013, Accession No. 0000950123-13-002969.

15 Incorporated by reference to Initial Registration Statement, File Nos. 333-
   198224 and 811-08810, filed on August 18, 2014, Accession No. 0000950123-14-
   009226.